Exhibit 1.01

Conflict Minerals Report
For the Year Ended December 31, 2014

Churchill Downs Incorporated (“Churchill,” the “company,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended Rule 13p-1. Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of the Rule and the related disclosures, the term, “Conflict Minerals,” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”

We use 3TG in some of the parts of our Ticketing Terminal products and hardware accessories (“terminals”) and have undertaken to investigate their origins. As described more fully below, we examined our products for the presence of 3TG and investigated the origins of the 3TG found to be present in identified items.

While we have not yet identified any 3TG as having originated from the Democratic Republic of the Congo or neighboring countries, we have not received sufficient information from our suppliers in order to conclude that our products are, or are not, “DRC conflict free,” as defined in applicable SEC rules. Further, we have not yet been able to determine the origin of the 3TG contained in a number of those items. Accordingly, the products are considered “DRC conflict undeterminable,” as defined in applicable SEC rules. The define “DRC conflict undeterminable” as being a product manufactured or contracted to be manufactured that a company, such as us, is unable, after exercising due diligence, to determine qualifies as “DRC conflict free.”

This report has not been audited. Rule 13p-1 provides that a report need not be audited if a registrant has reached a determination that its products are “DRC conflict undeterminable” for calendar year 2014.

This report is available in the investor relations section of our website at www.churchilldownsincorporated.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

COMPANY OVERVIEW

Churchill Downs Incorporated (the “Company”) is a diversified provider of pari-mutuel horseracing, online account wagering on horseracing and casino gaming. We are also one of the world's largest producers and distributors of online and mobile casual games. The Company owns and operates casinos in Mississippi and Maine, slot and video poker operations in Louisiana, slot operations in Florida, and our video lottery terminal joint venture facility in Ohio. We manage our operations through five segments: Racing, Casinos, TwinSpires, Big Fish Games, and Other Investments. Within our operations under Other Investments falls United Tote Company and United Tote Canada (collectively “United Tote”), which manufactures and operates pari-mutuel wagering systems for racetracks, OTBs and other pari-mutuel wagering businesses. See Part I, Item 1, Business of our Form 10-K Annual Report for the year ended December 31, 2014 for additional information.

We conducted an analysis of our products and determined that tin, tantalum and gold are present in components that are integral to our product and manufacturing processes used in the assembly of our terminals. After further analysis, we were not able to determine that those products were, or were not, “DRC conflict free”; consequently, those products are treated for purposes of this report as “DRC conflict undeterminable.”

Product Description

United Tote produces ticketing terminals and hardware accessories that contain proprietary circuit boards and components which contain the 3TG. Gold and tin are used in components and circuit board assemblies for plating and contact areas. Tantalum is used in components for specific requirements of proprietary electrical circuit design.

OUR APPROACH TO CONFLICT MINERALS AND SUPPLY CHAIN MANAGEMENT

Management Systems

We established a steering committee and tasked it with:

•	analyzing the applicability of the Conflict Minerals law to our operations;

•	conducting due diligence on those matters affected by that law; and

•	preparing and filing any required Conflict Minerals Report.

Our Steering Committee includes a United Tote executive and a cross-functional team of subject matter experts from relevant functions, including Procurement, Compliance & Legal, and Engineering. Senior management and the Audit Committee of our Board of Directors are briefed periodically on the results of our due diligence efforts.

The Steering Committee concluded that the Conflict Minerals law applies to our United Tote operation. It developed a due diligence process based upon the Organisation for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”) and conducted that due diligence, including a Reasonable Country of Origin Inquiry (“RCOI”), which is described below under “Due Diligence Process.”

Control Systems

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for our employees as well as Anti-Money Laundering and Anti-Bribery policies.

Grievance Mechanism

We have multiple long-standing grievance mechanisms whereby employees and suppliers can report violations of our code of conduct and other policies. Churchill encourages its employees to proactively take responsibility and promptly report actual or potential violations of our Code of Conduct and other company policies to human resources, legal, the compliance department, or our hotline. Our hotline is operated by a third party vendor to maintain anonymity of the reporter. Reports may be made by phone or email, or through the vendor’s website. Reports received are documented by the compliance department, whether those reports come through our helpline, or via email, correspondence, telephone, in person, or from other sources inside or outside of the company. The compliance department establishes and executes a plan in response to those grievances.

Supplier Engagement and Supply Chain Management

With respect to the OECD Guidance requirement to strengthen engagement with suppliers, we identified suppliers with whom we need to engage based on whether the items provided to us by the suppliers contain 3TG and we initiated contact with them to conduct the RCOI.

We rely on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us - including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material. We identified suppliers who provided us with components containing 3TG for the terminals and requested they complete the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Minerals Reporting Template. We attended educational forums and requested feedback on our processes from our independent registered public accounting firm and determined that our approach is consistent with how many peer companies are approaching the Rule 13p-1 requirement.

DUE DILIGENCE

Design of Due Diligence

Our due diligence framework was designed to conform with the framework established by the OECD Guidance.

Identify and Assess Risk in the Supply Chain

Because we are several steps removed from the original sources of any 3TG used in our products, it is difficult to identify actors upstream from our direct suppliers. For the 2014 reporting year, we identified five (5) vendors that supplied us with components that contain or may contain 3TG. We rely on the suppliers whose components contain 3TG to provide us with information about the source of Conflict Minerals contained in the components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers. Moreover, most of our direct sup pliers are not themselves subject to the SEC reporting and due diligence requirements, which increases the difficulty of obtaining information about the original sources of the 3TG that is used in the components that we purchase.

Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We typically do not have a direct relationship with 3TG smelters and refiners and are not able to perform or direct audits of these entities within our supply chain. As a downstream purchaser of components with 3TG, we are typically several steps removed from the original source of the 3TG.

Request Information

Following up on our due diligence efforts for the 2013 reporting year, we identified the direct suppliers that provided us with components that contain or may contain 3TG in 2014. A total of five (5) direct suppliers were identified. Our Purchasing department sent an email to each of those suppliers with an explanation that we are a publicly traded company and must report our use of Conflict Minerals, and we requested that they complete the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Conflict Minerals Reporting Template (the “CMRT”) which was attached to the email. The CMRT includes questions about the origin of Conflict Minerals included in the suppliers’ products and supplier due diligence.

Any suppliers who did not respond were sent follow-up emails containing the information from the original email and requesting a response as soon as possible.

Survey Responses

Thus far, we have received responses from 80% of the population surveyed. We are continuing to follow up with the remaining supplier to request a completed CMRT.

One direct supplier was able to identify smelters from which the 3TG originated upstream in the supply chain, and we verified that (i) the smelters are not located in the DRC or adjoining countries and (ii) each smelter is identified as “compliant” or “active” by the CFSI Conflict Free Smelter Program (“CFSP”). The remaining suppliers who responded provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us. Despite our good faith effort to determine the countries of origin and chain of custody of the 3TG contained in our products, we are therefore unable to (i) determine whether any of the Conflict Minerals reported by those suppliers were contained in components or items supplied to us or (ii) identify the original smelters or countries of origin for any Conflict Minerals used by our direct suppliers (or their upstream suppliers) to make the components used in our products. Consequently, we have concluded that the products remain “DRC conflict undeterminable.”

The table below includes the smelters that have been identified by our direct suppliers and that may have supplied 3TG contained in our products:

Metal	Smelter or Refiner Facility Name	Country
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.*	China
Tin	Yunnan Tin Company, Ltd. †	China
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd. †	China

† Denotes smelters and refiners that have received a “conflict free” designation from the CFSI Conflict-Free Smelter Program as of May 29, 2014.

* Denotes smelters and refiners that have been identified by CFSI as “active” in the Conflict-Free Smelter Program as of May 29, 2014.

Steps We Are Taking to Mitigate Risk

We have taken, and are taking, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC or adjoining countries.

•	We are continuing to develop and refine our conflict minerals policy.

•	All new suppliers will need to provide a conflict minerals report identifying the sources of all 3TG contained in the components they provide to us.

•	The Steering Committee will continue to meet and review resources available to us for future due diligence and reporting.

•	We are continuing to develop and refine a risk management plan.

•	Updates are provided regularly to the Audit Committee of our Board of Directors.